AB 3/27/06

PY 3/30

06006066

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 152

SEC FILE NUMBER
8-50395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeMatteo Monness LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 45th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Monness **212-833-9900**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *of individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 5/12/06

OATH OR AFFIRMATION

I, William Monness, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DeMatteo Monness LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

KEVIN A. CAREY
Notary Public, State of New York
No. 01CA5032093
Qualified in Bronx County
Commission Expires Aug. 15, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMATTEO MONNESS LLC
(A Limited Liability Company)

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO RULE 17a-5

YEAR ENDED DECEMBER 31, 2005

DEMATTEO MONNESS LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
DeMatteo Monness LLC
New York, NY

We have audited the accompanying consolidated statement of financial condition of DeMatteo Monness LLC (a limited liability company) as of December 31, 2005, and the related consolidated statements of income, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DeMatteo Monness LLC as of December 31, 2005, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplementary schedule on page 13 is presented for purposes of additional analysis and is not required as part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 3, 2006

709 WESTCHESTER AVENUE, WHITE PLAINS, NY 10604 • (914) 949-2990 • FAX (914) 949-2910

DEMATTEO MONNESS LLC
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets:		
Cash and cash equivalents	$	978,684
Marketable securities, at fair market value		221,634
Receivable from clearing broker		1,925,730
Prepaid expenses and other current assets		49,955
Total current assets		3,176,003
Property and equipment, net		1,485,555
Other assets:		
Deposits		301,550
TOTAL ASSETS	$	4,963,108

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accrued expenses and other current liabilities	$	519,532
Profit sharing plan contributions payable		353,743
Accrued pension liability		142,369
Income taxes payable		37,991
Total current liabilities		1,053,635
Commitments and contingencies (Note 3)		
Members' equity		3,909,473
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,963,108

See accompanying notes to consolidated financial statements.

DEMATTEO MONNESS LLC
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Commissions and fees	$ 23,727,286
Operating and administrative expenses:	
Salaries and fringe benefits	5,995,945
Rent and utilities	947,420
Professional fees	744,584
Research	1,643,438
Brokerage and clearance	2,729,835
Regulatory and agency fees	105,351
Travel and entertainment	2,499,759
General and administrative	876,341
Insurance	318,578
Sundry taxes	25,806
Depreciation and amortization	322,775
Charitable contributions	689,870
Profit sharing plan contributions	353,993
Pension expense	142,369
Total operating and administrative expenses	17,396,064
Income from operations	6,331,222
Other income:	
Unrealized gain on marketable securities	158,067
Interest income	4,330
Total other income	162,397
Income before provision for income taxes	6,493,619
Provision for income taxes	215,589
NET INCOME	$ 6,278,030

See accompanying notes to consolidated financial statements.

DEMATTEO MONNESS LLC
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Members' equity - January 1, 2005, as previously reported	$	4,246,130
Cumulative effect of restatement on prior years (Note 7)		(399,037)
Members' equity - January 1, 2005, as restated		3,847,093
Members' withdrawals		(6,215,650)
Net income		6,278,030
MEMBERS' EQUITY - DECEMBER 31, 2005	$	3,909,473

See accompanying notes to consolidated financial statements.

DEMATTEO MONNESS LLC
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 6,278,030
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	322,775
Unrealized gain on marketable securities	(158,067)
Changes in assets and liabilities:	
Receivable from clearing broker	147,108
Prepaid expenses and other current assets	28,225
Deposits	(7,675)
Accrued expenses and other current liabilities	203,594
Profit sharing plan contributions payable	115,743
Accrued pension liability	142,369
Income taxes payable	(11,716)
Total adjustments	782,356
Net cash provided by operating activities	7,060,386
Cash used in investing activities:	
Purchases of property and equipment	(200,982)
Cash used in financing activities:	
Members' withdrawals	(6,215,650)
Net increase in cash and cash equivalents	643,754
Cash and cash equivalents - beginning	334,930
CASH AND CASH EQUIVALENTS - ENDING	$ 978,684
Supplemental cash flow information:	
Income taxes paid	226,718

See accompanying notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements include the operations of DeMatteo Monness, LLC and its wholly owned subsidiary, MoJo Air, LLC (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Organization

DeMatteo Monness, LLC was formed as a limited liability company on July 14, 1997 and will terminate on December 21, 2057. DeMatteo Monness, LLC serves the investment community principally as a broker-dealer that clears its customer's transactions through an unaffiliated clearing broker on a fully-disclosed basis.The Company is a member of the National Association of Securities Dealers ("NASD"). The Company does not provide securities brokerage services to the general public. MoJo Air, LLC was formed as a limited liability company on November 14, 2001. The principal assets of MoJo Air, LLC are fractional interests in business class passenger aircraft used by DeMatteo Monness, LLC.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates as security transactions .

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

Cash and cash equivalents

The Company considers deposits that can be redeemed on demand and investments in debt securities with an original maturity date of three months or less at the time of acquisition, to be cash equivalents.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code and New York and Massachusetts state tax laws to be treated as a partnership for income tax purposes. In lieu of corporate income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income tax has been included in the financial statements. A provision for the New York City unincorporated business tax has been accrued.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line method over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the shorter of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Concentrations of Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash and cash equivalents with high credit quality financial institutions, which at times may be in excess of FDIC insurance limit. The Company has not experienced any losses in the accounts and does not believe there is any significant risk. The Company's commission receivable represents commissions due from their clearing broker on completed security trades. These commissions are generally paid to the Company in the month following the month the commissions are earned.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005, consist of the following:

Aircraft	$ 1,518,750
Leasehold improvements	189,956
Furniture and fixtures	420,434
Equipment	902,375
	3,031,515
Less: accumulated depreciation	(1,545,960)
Net property and equipment	$ 1,485,555

Depreciation expense for the year ended December 31, 2005, amounted to $322,775.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Leases

The Company has several leases for office facilities and equipment under noncancelable operating leases expiring in various years through 2012. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:		
2006	$	644,170
2007		696,850
2008		593,725
2009		594,425
2010		614,575
Thereafter		1,229,150
	$	4,372,895

Minimum rentals are exclusive of lease provisions requiring adjustments for real estate taxes and other costs. Rent expense, including real estate taxes, for the year ended December 31, 2005 was $848,082. Equipment lease expense for the year ended December 31, 2005 was $32,900.

Major customers

In 2005, the Company's three largest customers accounted for approximately 23% of total commissions and fees.

Litigation

The Company, at times, becomes involved in legal actions and claims arising in the ordinary course of business. Management believes that these occurrences will not have a material effect on the Company's financial position or results of operations.

NOTE 4. UNREALIZED GAIN ON INVESTMENT

The Company invested in both the common stock of the NASDAQ Stock Market, Inc.("NDAQ") and warrants to purchase the common stock through a private placement offered to the members of the NASD. The shares of NDAQ have been trading publicly since 2002. The Company recorded an unrealized gain of $158,067 on these securities for the year ended December 31, 2005.

NOTE 5. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

In 2005, the Company adopted a Cash Balance Pension plan. The plan covers certain highly compensated members and employees and substantially all of the non-highly compensated employees. The Company's funding policy is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

NOTE 5. EMPLOYEE BENEFIT PLANS - (CONTINUED)

Changes in projected benefit obligation:		
Benefit obligation at January 1, 2005	$	-
Service cost		142,369
Interest cost		-
Amendments		-
Actuarial gain		-
Benefits paid		-
Benefit obligation at December 31, 2005	$	142,369
Change in plan assets:		
Fair value of plan assets at January 1, 2005	$	-
Actual return on plan assets		-
Employer contribution		-
Benefits paid		-
Fair value of plan assets at December 31, 2005	$	-
Funded status of the Plan:	$	(142,369)
Unrecognized actuarial loss		-
Unrecognized prior service cost		-
Net amount recognized	$	(142,369)
Amounts recognized in the Consolidated Statement of Financial Condition consist of:		
Prepaid benefit cost	$	-
Accrued benefit liability		(142,369)
Intangible asset		-
Accumulated other comprehensive income		-
Net amount recognized	$	(142,369)

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2005:

Discount rate	5.75%
Rate of compensation increase	3.00%

The following are weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2005:

Discount rate	5.75%
Expected long-term return on plan assets	N/A
Rate of compensation increase	3.00%

The Company did not have any plan assets at the end of the year.

NOTE 5. EMPLOYEE BENEFIT PLANS - (CONTINUED)

Components of net periodic benefit cost are as follows:

Service cost	$	142,369
Interest cost		-
Expected return on plan assets		-
Amortization of prior service cost		-
Recognized actuarial loss		-
Net periodic benefit cost	$	142,369

The following summarizes the Projected and Accumulated benefit obligations at December 31, 2005:

Projected benefit obligation in excess of plan assets:		
Projected benefit obligation	$	142,369
Fair value of plan assets	$	-
Accumulated benefit obligation in excess of plan assets:		
Accumulated benefit obligation	$	142,369
Fair value of plan assets	$	-

The Company expects to contribute $196,000 to its pension plan in 2006.

The Company does not expect to make any pension benefit payments in the next ten years.

Defined Contribution Plan

The Company maintains a 401(k) profit sharing plan covering substantially all of its full-time eligible employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. The Company makes a matching contribution of 100%, up to 3% of compensation and an additional matching contribution of 50% of that portion that exceeds 3% of compensation up to 5% of compensation. The employer may also make a discretionary contribution to the profit sharing plan. The Company made a profit sharing contribution of $353,743 for 2005.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2005, the Company was in compliance with these requirements. At December 31, 2005, the Company had regulatory net capital of $1,928,005. The Company's net capital ratio was 0.55 to 1 as of December 31, 2005.The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities and Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customers securities or cash.

NOTE 7. PRIOR PERIOD ADJUSTMENT

Following the issuance of the Company's financial statements for the year ended December 31, 2004, management determined that its practice of not depreciating its fractional interests in certain long-lived assets was not in comformity with generally accepted accounting principles. As a result, the Company's financial statements as of December 31, 2004, contained the following errors: depreciation expense was understated by $142,187; accumulated depreciation was understated by $407,382; income taxes payable was overstated by $8,345; and members' equity was overstated by $399,037. Members' equity as of January 1, 2005 has been reduced by $399,037 to correct the error of $407,382, net of its related income tax effect of $8,345. Had the error not been made, net income for 2004 would have been decreased by $133,842. The error had no effect on the Company's net capital calculations.

SUPPLEMENTARY INFORMATION

DEMATTEO MONNESS LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:		
Capital and allowable subordinated liabilities:		
Members' equity	$	3,909,473
Subordinated liabilities		-
Total members' equity and allowable subordinated liabilities		3,909,473
Deductions		
Non-allowable assets:		
Receivable from other brokers		88,344
Prepaid expenses and other current assets		49,955
Property and equipment, net		1,485,555
Deposits		301,550
Total non-allowable assets		1,925,404
Total deductions		1,925,404
Net capital before haircuts on securities positions		1,984,069
Haircuts on securities		(56,064)
NET CAPITAL	$	1,928,005
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	1,053,635
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital requirement of 6 2/3% of aggregate indebtedness	$	70,243
Minimum net capital requirement	$	100,000
Excess net capital	$	1,828,005
Ratio: aggregate indebtedness to net capital		0.55 to 1
RECONCILIATION WITH THE COMPANY'S COMPUTATION:		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	1,983,117
Net effect of audit adjustments-Additional pension accrual(a)		(55,112)
NET CAPITAL, AS ADJUSTED		1,928,005

(a)-The actual pension expense as calulated under Statement of Financial Accounting Standards No. 87 was more than the estimated pension expense accrued when the Company filed its December 31, 2005 FOCUS report.

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
DeMatteo Monness LLC
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of DeMatteo Monness LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

709 WESTCHESTER AVENUE, WHITE PLAINS, NY 10604 • (914) 949-2990 • FAX (914) 949-2910

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 3, 2006